UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into a Transaction Agreement

On May 27, 2025, BGM Group Ltd (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with Xingdao AI Robot Co., Limited (“Xingdao”), a company duly incorporated under the laws of Hong Kong (the “Target Company”), Canoe Group Ltd., a business company duly incorporated under the laws of British Virgin Islands (“Canoe”), which holds 52.5% of shares of the Target Company, Starisland AI Pte. Ltd., a business company duly incorporated under the laws of Singapore (“Starisland”) and holds 34.5% of shares of the Target Company, Great Name Group Limited, a business company duly incorporated under the laws of the British Virgin Islands (“Great Name”) and holds 13.0% of the Target Company (collectively referred to as the “Sellers” with Canoe and Starisland), YD Network Technology Company Limited, a company duly incorporated under the laws of Hong Kong (the “YD Network”) and a wholly-owned subsidiary of the Target Company, Xingdao Consultant Management (Shenzhen) Co., Ltd., a limited liability company duly incorporated under the laws of the PRC (the “WFOE”) and a wholly-owned subsidiary of the Target Company, Xingdao Intelligent Cloud Chain (Shenzhen) Co., Ltd., a limited liability company duly incorporated under the laws of the PRC (“Xingdao Intelligent”), a wholly owned subsidiary of WFOE and Shanghai Yongan Security Alarm System Co., Ltd., a limited liability company duly incorporated under the laws of the PRC (“Yongan”), a wholly-owned subsidiary of Xingdao Intelligent.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 37,123,142 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$3.0 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing (as defined below). The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

The execution and performance of such Transaction Agreement was approved by the board of directors of the Company. The closing of the transaction is expected to occur by the end of June 2025 (the “Closing”). Upon the consummation of the Closing, the Company will hold 100% of the equity interest of the Target Company, YD Network, WFOE, Xingdao Intelligent and Yongan. The Closing is subject to the customary closing conditions and terms as stipulated in the Transaction Agreement. Upon Closing, the Sellers will hold 37,123,142 Class A ordinary shares of the Company, representing approximately 15.6% of the total issued and outstanding shares and approximately 1.67% of the total voting power of the Company.

Xingdao Intelligent is a reputable manufacturer and operator of embodied service robots in the PRC. It has developed proprietary robotic hardware systems and foundational algorithms, positioning itself as a key builder of intelligent workforce systems that integrate embodied robotics, multi-robot product suites and AI-powered scenario-based services. YD Network is a renowned company dedicated to advancing intelligent stock trading through AI. Through its proprietary financial models and quantitative algorithms, the company offers services such as intelligent stock selection, trading strategy optimization and risk management to individual traders, investment banks and private equity firms. The acquisitions of Xingdao Intelligent and YD Network represent two major breakthroughs for the Company in both embodied intelligence as well as in industry-specific AI applications. The acquisition will not only enhance the Company’s AI workforce platform but also open up a new frontier in stock and capital markets, which helps to lay a solid foundation for the continued evolution of the Company’s products and deeper industry integration. Moreover, it will strengthen the Company’s position across hardware-software integration, industry expansion, and algorithmic innovation, which enabling the Company to offer more efficient, intelligent, and scalable solutions to the clients worldwide.

The Transaction Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this announcement and elsewhere by using words such as “expect”, “strive,” “looking ahead,” “outlook,” “guidance,” “forecast,” “goal,” “optimistic,” “anticipate,” “continue,” “plan,” “estimate,” “project,” “believe,” “should,” “could,” “will,” “would,” “possible,” “may,” “likely,” “intend,” “can,” “seek,” “potential,” “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this announcement or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release
99.2	Transaction Agreement dated as of May 27, 2025, entered by and made among BGM Group Ltd, Xingdao AI Robot Co., Limited, Canoe Group Ltd., Starisland AI Pte. Ltd., Great Name Group Limited, YD Network Technology Company Limited, Xingdao Consultant Management (Shenzhen) Co., Ltd., Xingdao Intelligent Cloud Chain (Shenzhen) Co., Ltd. and Shanghai Yongan Security Alarm System Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer